Name of Issuer:  Health Risk Management, Inc.
Title of class of Securities:  Common Stock
CUSIP Number:  421935107
Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications:

     Goldsher & Goldsher
     Mark Goldsher
     640 North LaSalle #300
     Chicago, Illinois  60610
     (312) 986-8941

Date of Event which Requires Filing
of this Statement:

    August 28, 1998

Name of Reporting Person:  Chiplease, Inc.
Source of Funds:  WC
Citizenship or Place of Organization:  South Dakota USA
Number of Shares:  672,500
Aggregate Amount Beneficially Owned by Each Reporting Person: 672,500 Percent of Class Represented by Amount in Row (11): 14.69%


Item 1     Security and Issuer

     The class of securities to which this Statement relates is Common Stock, (the "Shares") of Health Risk Management, Inc. (the "Company") whose principal executive offices are located at 8000 West 78th St., Minneapolis, MN 55349.

Item 2     Identity and Background

     This statement is being filed by and on behalf of the beneficial owner listed below (the "Reporting Person"). Information with regard to the Reporting Person is set forth below.

Name (a)                        Present (b)                  Principal
                                Address                      Occupation (c)

Chiplease, Inc.                 Leon Greenblatt, Sec'y       Leasing &
                                Chiplease Inc.               Investments
                                330 South Wells St. #718
                                Chicago, IL  60606

     (d-e) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of an administrative body of competent jurisdiction, and as a result thereof, been or is subject to a judgment, decree or final order enjoining future violations of federal or state securities laws.

     (f)  The Reporting Person is incorporated in the State of South Dakota.

Item 3     Source and Amount of Funds or Other Considerations

     NA

Item 4     Purpose of Transaction

     Neither the Reporting Person nor any officer of the Reporting Person is a director of the Company but may discuss Management of the Company with its directors. The Shares owned by the Reporting Person are for investment purposes. The Reporting Person may in the future purchase or sell additional shares of the Company subject to market conditions or any necessary regulatory approval.

     A company with substantial common ownership with the Reporting Person has sent the Company a letter attached as Exhibit A which relates to or would result in any of the following:

          (a) The acquisition of additional shares of up to 100% of the outstanding Shares of the Company;

          (b) An extraordinary corporate transaction, such as an acquisition, merger, reorganization or liquidation, involving the Company;

          (c)  A sale or transfer of a material amount of assets of the Company;

          (d) A change in the present board of directors or management of the Company; including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, although the Reporting Person has recently sought representation on the Board;

          (e) A material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the business or corporate structure of the Company;

          (g) Any change in the Articles of Incorporation or By-laws or other actions which may impede or expedite the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) Causing a class of securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)  Any action similar to any of those enumerated above.

Item 5     Interest in Securities of the Issuer

     (a) The Reporting Person owns 399,100 shares of the Company. The Secretary of the Reporting Person owns 276,400 shares of the Company. There are 4,579,269 Shares outstanding. The Reporting Person owns 14.69% of the outstanding Shares.

     (b) The Secretary of the Reporting Person has the power to vote all Shares of the Company.

     (c) During the last 60 days 150,200 shares were purchased in the open market;

     (d) No other person has the right to receive or power to direct the receipt of dividends from or proceeds from the sale of the Company;

     (e)  Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships between the Reporting Person and other persons with respect to the shares of the Company.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 1998



Leon Greenblatt, Secretary

Exhibit A

Loop Corporation
330 S. Wells Street, Suite 710
Chicago, Illinois 60606
Phone (312) 341-4041
Fax:  (312) 341-9596

August 28, 1998


VIA TELECOPIER

Dr. Gary T. McIlroy
Chief Executive Officer
Health Risk Management, Inc.
8000 West 78th Street
Minneapolis, Minnesota  55439

Re: Offer to Purchase up to all of the outstanding shares of Health Risk Management, Inc.

Dear Dr. McIlroy:

This letter will confirm my conversation with you today concerning the offer of Loop Corporation to purchase up to all of the outstanding shares of Health Risk Management, Inc. ("HRM" or "the Company"). Loop Corporation wishes to offer to purchase up to all of the outstanding shares of HRM at the price of $19.75 per share in an all cash friendly offer. In the event that such sale occurs, it is the intention of Loop Corporation to keep senior management in place to the extent that such senior management wishes to stay. This offer is subject to Loop Corporation verifying that the books and records of HRM are complete and accurate, approval of the board, and also that the poison pill be redeemed.

We believe that there are synergies to the businesses that HRM is currently operating with our communications and internet related businesses. As such, we can assist in the implementation of cost saving measures which HRM may consider implementing. Also, we think that adding factoring the payments to providers can be a source of significant additional income to the combined companies, an area in which we have expertise. I look forward to the consummation of an agreement.

Sincerely,



Leon A. Greenblatt, III
Secretary, Loop Corporation